Exhibit 99.1(b)

September 25, 2003

Board of Directors

Bank Mutual Bancorp, MHC

Bank Mutual Corporation

Bank Mutual

4949 West Brown Deer Road

Milwaukee, Wisconsin 53223

Members of the Board of Directors:

We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock which is to be issued by Bank Mutual Corporation, Milwaukee, Wisconsin (“Bank Mutual” or the “Company”) in connection with the mutual-to-stock conversion of Bank Mutual Bancorp, MHC (the “MHC”). The MHC currently has a majority ownership interest in, and its principal asset consists of the common stock of Bank Mutual (the “MHC Shares”), the mid-tier holding company for Bank Mutual, Milwaukee, Wisconsin (the “Bank”). The remaining minority shares of Bank Mutual’s common stock are owned by public stockholders. Bank Mutual, chartered on November 1, 2000, owns 100% of the outstanding common stock of the Bank. It is our understanding that Bank Mutual has offered its stock, representing the majority ownership interest held by the MHC, in a subscription offering to Eligible Account Holders, Tax-Qualified Plans, Supplemental Eligible Account Holders and Other Members. The stock was also offered in a community offering to members of the local community and the public at large.

This updated appraisal is furnished pursuant to the requirements of the Code of Federal Regulations 563b.7 and has been prepared in accordance with the “Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization” of the Office of Thrift Supervision (“OTS”), which have been adopted in practice by the Federal Deposit Insurance Corporation (“FDIC”). Our original appraisal report, dated May 16, 2003 (the “original appraisal”), is incorporated herein by reference. As in the preparation of our original appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

On April 21, 2003, the respective Boards of Directors of the MHC and Bank Mutual adopted the plan of restructuring pursuant to which the MHC will be merged into the Bank and the MHC will no longer exist. Pursuant to the plan of restructuring, Bank Mutual, which owns 100% of the Bank, will be succeeded by a new Wisconsin corporation with the same name. As part of the conversion, the Company will sell shares of common stock in an offering that will represent the ownership interest in Bank Mutual currently owned by the MHC. As of June 30, 2003, the MHC’s ownership interest in Bank Mutual approximated 52.24%. The

RP Financial, LC.

Board of Directors

September 25, 2003

Company will also issue shares of its common stock to the public stockholders of Bank Mutual pursuant to an exchange ratio that will result in the public shareholders owning the same aggregate percentage of the newly issued Bank Mutual common stock as owned immediately prior to the conversion. As of June 30, 2003, the public stockholders’ ownership interest in Bank Mutual approximated 47.76%.

This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in Bank Mutual’s financial condition, including financial data through June 30, 2003; (2) an updated comparison of Bank Mutual’s financial condition and operating results versus the Peer Group companies identified in the original appraisal; (3) a review of stock market conditions since the date of the original appraisal; and (4) the results of Bank Mutual’s stock offering, which terminated on September 5, 2003.

The estimated pro forma market value is defined as the price at which the Company’s common stock, immediately upon completion of the public stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

Discussion of Relevant Considerations

1.	Financial Results

Table 1 presents Bank Mutual’s summary balance sheet and income statement details for the for the twelve months ended March 31, 2003 as set forth in the original appraisal and updated financial information through June 30, 2003.

The overall composition of Bank Mutual’s June 30, 2003 balance sheet was comparable to the March 31, 2003 balance sheet, with the Company posting a slight increase in assets during the quarter. The Company’s updated return on average assets was lower, which was largely attributable to further compression of the net interest margin resulting from accelerated repayments of 1-4 family loans and mortgage-backed and the redeployment of those funds into significantly lower yield yielding assets without an offsetting reduction in funding costs.

RP Financial, LC.

Board of Directors

September 25, 2003

Table 1

Bank Mutual Corporation

Recent Financial Data

	At March 31, 2003		At June 30, 2003
	Amount	Assets	Amount	Assets
	($000)	(%)	($000)	(%)
Balance Sheet Data
Total assets	$2,848,949	100.0%	$2,865,004	100.0%
Cash and cash equivalents	209,218	7.3	244,906	8.5
Investment securities	80,838	2.8	77,874	2.7
Mortgage-backed securities	626,447	22.0	650,669	22.7
Loans held for sale	55,859	2.0	36,786	1.3
Loans receivable, net	1,693,898	59.5	1,676,151	58.5
FHLB stock	33,818	1.2	34,335	1.2
Goodwill and other intangibles	58,139	2.0	57,973	2.0
Deposits	2,144,012	75.3	2,163,730	75.5
Borrowings	329,844	11.6	316,893	11.1
Total equity	315,319	11.1	322,271	11.2
Tangible equity	257,180	9.0	264,298	9.2

	12 Months Ended		12 Months Ended
	March 31, 2003		June 30, 2003
	Amount	Avg. Assets	Amount	Avg. Assets
	($000)	(%)	($000)	(%)
Summary Income Statement
Interest income	$159,161	5.54%	$152,599	5.30%
Interest expense	(82,610)	(2.87)	(78,750)	(2.74)

Net interest income	76,551	2.66	73,849	2.56
Provision for losses	(1,003)	(0.03)	(1,072)	(0.04)

Net interest income after provision	75,548	2.63	72,777	2.53
Other operating income	10,522	0.37	10,225	0.35
Net gain on sale of loans	6,807	0.24	8,163	0.28
Net gain on sale of securities	9	0.00	130	0.01
Amortization of goodwill/intangibles	(662)	(0.02)	(662)	(0.02)
Non-interest operating expense	(53,277)	(1.85)	(54,127)	(1.88)

Earnings before income taxes	38,947	1.35	36,506	1.27
Income taxes	(12,864)	(0.45)	(12,214)	(0.42)

Net income	$26,083	0.91%	$24,292	0.84%

Sources:	Bank Mutual’s prospectus, audited and unaudited financial statements and RP Financial calculations.

RP Financial, LC.

Board of Directors

September 25, 2003

Bank Mutual’s total assets increased by $16.1 million, or 0.6%, from March 31, 2003 to June 30, 2003. Growth in cash and investments accounted for the increase in assets, which was in part funded by a reduction in loans. Loan shrinkage continued to be experienced by the Company, as the result of accelerated repayments triggered by refinancings of 1-4 family loans and the Company’s philosophy of generally selling newly originated fixed rate 1-4 family loans with terms of 20 years or more. Fixed rate mortgages with longer terms have accounted for a significant portion of the Company’s 1-4 family loan demand in the current interest rate environment. Overall, the level of loans receivable comprising total assets declined from 59.5% to 58.5% as of March 31, 2003 and June 30, 2003, respectively. Over the same time period, the Company’s ratio of cash and investments as a percent of assets, including mortgage-backed securities and FHLB stock, increased from 33.3% to 35.2%.

Updated credit quality measures indicated an improvement in credit quality during the three month period, as non-performing assets declined from $9.3 million at March 31, 2003 to $7.0 million at June 30, 2003. Most of the decline in non-performing assets was the result of a reduction in non-accruing commercial business loans. As of June 30, 2003, non-performing assets consisted of $5.8 million of non-accruing loans, $576,000 of accruing loans delinquent 90 days or more and $617,000 of foreclosed properties and repossessed assets.

Asset growth was funded by an increase in deposits and capital growth, which funded a slight decline in borrowings as well. Overall, the Company’s updated funding composition reflected a slightly higher concentration of deposits and a slightly lower concentration of borrowings. Deposits and borrowings equaled 75.5% and 11.1% of assets, respectively, at June 30, 2003, versus comparable ratios of 75.3% and 11.6% at March 31, 2003. Capital growth, realized primarily through the retention of earnings and an increase in accumulated other comprehensive income, served to increase Bank Mutual’s equity-to-assets ratio from 11.1% at March 31, 2003 to 11.2% at June 30, 2003. The Company’s tangible equity-to-assets ratio equaled 9.2% at June 30, 2003, versus a comparable ratio of 9.0% at March 31, 2003.

Bank Mutual’s comparative operating results for the twelve months ended March 31, 2003 and June 30, 2003 are also set forth in Table 1. Updated earnings for the Company were lower, as reported earnings equaled 0.91% and 0.84% of average assets for the twelve months ended March 31, 2003 and June 30, 2003, respectively. Net interest income and operating expenses continue to comprise the two major components of Bank Mutual’s core earnings.

Bank Mutual’s updated net interest income to average assets ratio reflected a decline, equaling 2.66% and 2.56% for the twelve months ended March 31, 2003 and June 30, 2003, respectively. The decline in the net interest income ratio was attributable to further compression of the Company’s interest rate spread, due to a more significant reduction in the yield earned on interest-earning assets relative to the decline in funding costs. Most notably, the loss of yield income resulting from accelerated repayments of 1-4 family loans and mortgage-related securities is no longer being offset by a comparable reduction in funding costs.

RP Financial, LC.

Board of Directors

September 25, 2003

Operating expenses, including the amortization of goodwill/intangibles, increased from 1.87% of average assets for the twelve months ended March 31, 2003 to 1.90% of average assets for the twelve months ended June 30, 2003. Overall, Bank Mutual’s lower net interest income ratio and slightly higher operating expense ratio translated into a lower updated expense coverage ratio (net interest income divided by operating expenses) of 1.35 times, versus a comparable ratio of 1.42 times recorded for the twelve months ended March 31, 2003.

Non-interest operating income declined slightly as a percent of average assets, equaling 0.37% and 0.35% of average assets for the twelve months ended March 31, 2003 and June 30, 2003, respectively. Most of the decline was the result of impairment of mortgage servicing rights, which increased the loss recorded for loan related fees and servicing revenue during the most recent twelve month period. When factoring non-interest operating income into core earnings, the Company’s updated efficiency ratio (operating expenses, net of goodwill amortization, as a percent of net interest income and non-interest operating income) was less favorable, equaling 61.1% and 64.6% for the twelve months ended March 31, 2003 and June 30, 2003, respectively.

Gains realized from the sale of loans were a more significant contributor in the Company’s updated earnings, increasing from 0.24% of average assets for the twelve months ended March 31, 2003 to 0.28% of average assets for the twelve months ended June 30, 2003. The increase in loan sale gains was the result of an increase in loan volume for 1-4 family fixed rate loans that are sold into the secondary market, as historically low mortgage rates continued to support strong demand for such loans. Gains realized from investment securities remained a nominal factor in the Company’s updated earnings.

Loan loss provisions established by the Company remained a limited factor in the Company’s updated earnings, equaling 0.03% and 0.04% of average assets for the twelve months ended March 31, 2003 and June 30, 2003, respectively. The relatively low loan loss provisions established by the Company were consistent with its generally favorable credit quality measures, as well as the shrinkage that has been experienced in the loan portfolio over the past two and one-half years.

2.	Peer Group Financial Comparisons

Tables 2 and 3 present the financial characteristics and operating results for Bank Mutual, the Peer Group and all publicly-traded thrifts. The Company’s and the Peer Group’s ratios are based on financial results through June 30, 2003. St. Francis Capital Corp. of Wisconsin has been excluded from the Peer Group in this update, as the result of becoming the subject of an announced acquisition since the date of the original appraisal.

In general, the comparative balance sheet ratios for the Company and the Peer Group did not vary significantly from the ratios exhibited in the original appraisal. Consistent

RP Financial, LC.

Board of Directors

September 25, 2003

with the original appraisal, the Company’s updated interest-earning asset composition reflected a lower concentration of loans and a higher concentration of cash and investments. Overall, the Company continued to maintain a slightly lower level of interest-earning assets than the Peer Group, based on updated interest-earning assets-to-assets ratios of 94.9% and 95.1%, respectively. Consistent with the original appraisal, the Company’s slightly lower ratio of interest-earning assets was attributable to the more significant impact of goodwill/intangibles on its balance sheet, which constituted 2.0% and 0.6% of the Company’s and the Peer Group’s assets, respectively.

The updated mix of deposits and borrowings maintained by Bank Mutual and the Peer Group also did not change significantly from the original appraisal. Bank Mutual’s funding composition continued to reflect a higher concentration of deposits and a lower concentration of borrowings, relative to the comparable Peer Group measures. Updated interest-bearing liabilities-to-assets ratios equaled 86.6% and 85.4% for the Company and the Peer Group, respectively. Bank Mutual posted an updated tangible equity-to-assets ratio of 9.2%, which remained below the comparable Peer Group ratio of 12.2%. Overall, Bank Mutual’s updated interest-earning assets-to-interest-bearing liabilities (“IEA/IBL”) ratio equaled 109.6%, which remained slightly below the comparable Peer Group ratio of 111.4%. As discussed in the original appraisal, the additional capital realized from stock proceeds should serve to provide Bank Mutual with an IEA/IBL ratio that is comparable to or higher than the Peer Group’s ratio, as the additional capital realized from Bank Mutual’s stock offering will be primarily deployed into interest-earning assets.

Updated growth rates for Bank Mutual and the Peer Group are based on annual growth for the twelve months ended June 30, 2003, unless otherwise indicated for the Peer Group companies. Consistent with the original appraisal, updated growth rates reflected stronger asset growth for the Peer Group. Bank Mutual’s assets declined by 1.0% during the twelve month period, versus a 5.2% increase in assets posted by the Peer Group. The decline in the Company’s assets was mostly attributable to loan shrinkage, which was largely offset by an increase in cash and investments. Comparatively, asset growth for the Peer Group was sustained by growth in loans, which was in part funded by a reduction in cash and investments. Accordingly, the Peer Group’s growth measures continued to be viewed as more favorable with respect to supporting potential earnings growth.

Growth in deposits and equity, along with asset shrinkage, funded a reduction in the Company’s use of borrowings. The Company posted an updated deposit growth rate of 3.2%, which remained below the Peer Group’s deposit growth rate of 6.7%. Borrowings declined slightly for the Peer Group. Updated tangible net worth growth rates remained relatively low for both the Company and the Peer Group, equaling 2.6% and 1.7% respectively. The relatively low capital growth rates indicated for Bank Mutual and the Peer Group reflect the impact of dividend payments and stock repurchases substantially offsetting earnings for the period.

RP Financial, LC.

Board of Directors

September 25, 2003

Table 3 displays comparative operating results for Bank Mutual and the Peer Group, based on their respective earnings for the twelve months ended June 30, 2003, unless otherwise indicated for the Peer Group companies. Updated earnings for the Company and the Peer Group equaled 0.84% and 1.13% of average assets, respectively. A higher net interest margin, a higher level of non-interest operating income and higher net gains continued to account for the Peer Group’s higher return, while the Company continued to maintain earnings advantages with respect to lower loss provisions and lower operating expenses.

In terms of core earnings strength, updated expense coverage ratios posted by Bank Mutual and the Peer Group equaled 1.35x and 1.30x, respectively. The comparability of the Company’s and the Peer Group’s expense coverage ratios resulted from the Peer Group’s stronger net interest income ratio (2.97% versus 2.56% for the Company) being more than offset by the Company’s lower operating expense ratio (1.90% versus 2.29% for the Peer Group).

Non-interest operating income remained a slightly larger source of earnings for the Peer Group, as such income amounted to 0.35% and 0.44% of the Company’s and the Peer Group’s average assets, respectively. Accordingly, taking non-interest operating income into account in assessing Bank Mutual’s core earnings strength relative to the Peer Group’s, the Company’s updated efficiency ratio of 64.6% was slightly more favorable than the Peer Group’s efficiency ratio of 66.6%.

Loss provisions remained a slightly larger factor in the Peer Group’s earnings, as loss provisions established by the Peer Group and the Company equaled 0.12% and 0.04% of average assets, respectively.

Net gains remained a larger source of earnings for the Peer Group, equaling 0.76% and 0.29% of average assets, respectively. Gains recorded by the Company and the Peer Group continued to be largely derived from the sale of fixed rate loans to the secondary market.

Taxes continued to have a fairly comparable impact on the Company’s and the Peer Group’s earnings, as indicated by effective tax rates of 33.5% and 36.0% for the Company and the Peer Group, respectively.

The Company’s updated credit risk measures improved from the original appraisal and, thus, continued to imply a lower degree of credit risk exposure compared to the Peer Group’s credit risk measures. As shown in Table 4, the Company’s ratios of non-performing loans/loans and non-performing assets and accruing loans more than 90 days past due/assets of 0.34% and 0.24%, respectively, were lower than the comparable Peer Group ratios of 0.95% and 0.77%. Likewise, the Company’s reserve coverage ratios of 224.2% for non-performing loans and 185.8% for non-performing assets and accruing loans that are more than 90 days past due remained above the Peer Group’s comparable ratios of 137.2% and 101.2%. Also consistent with the original appraisal, the Peer Group maintained higher reserves as percent of loans, based on the Company’s and the Peer Group’s reserves-to-loans ratios of 0.77% and 0.97%, respectively. Net loan charge-offs remained a more significant factor for the Peer Group,

RP Financial, LC.

Board of Directors

September 25, 2003

as the Company and the Peer Group posted updated net loan charge-offs/loans ratios of 0.03% and 0.10%, respectively.

3.	Stock Market Conditions

Since the date of the original appraisal, the overall stock market has moved higher. The broader stock market sustained a positive trend through the second half of May and into early-June 2003, as the Dow Jones Industrial Average (“DJIA”) moved above 9000 on investor optimism that low interest rates, the tax-cut plan and improving consumer confidence would boost the economy. After experiencing a mild set back following an earnings warning from Motorola and news of a shake-up in Freddie Mac’s top management due to accounting concerns, the stock market recovered in mid-June on growing expectations that the Federal Reserve would cut rates further to stimulate the economy. Following three months of gains, stocks eased lower at the close of the second quarter largely on profit taking.

The broader stock market surged higher at the beginning of the third quarter of 2003 on growing optimism about the economy and the sustainability of the bull market. The NASDAQ Composite Index posted a 14-month high in early-July, before declining slightly on profit taking and disappointing economic data related to an increase in jobless claims. Generally upbeat second quarter earnings and more signs of an economic upturn provided for a positive trend in the broader stock market in mid- and late-July, as the DJIA posted its fifth straight monthly gain. Economic data that showed a strengthening economy, particularly in the manufacturing sector, sustained the upward momentum in stocks through August and into-early September, as the DJIA and NASDAQ posted respective 14-month and 16-month highs. Stocks retreated following the release of August employment data which showed further job losses, but then recovered in mid-September as the Federal Reserve indicated that it would not raise rates in the near term. On September 19, 2003, the DJIA closed at 9644.82 or 11.1% higher since the date of the original appraisal and the NASDAQ Composite Index closed at 1905.70 or 23.9% higher since the date of the original appraisal.

Since the date of the original appraisal, the market for thrift issues has also moved higher. Thrift stocks participated in the broader market rally in late-May and the first half of June 2003, largely on the basis of recent deal activity in the thrift sector and some favorable economic data. Freddie Mac’s management shake-up had a negative ripple effect throughout the thrift sector, but the pullback was only temporary as thrift issues recovered in conjunction with the broader market. Profit taking and growing speculation of a rate cut by the Federal Reserve pulled the thrift sector lower in late-June. However, thrift issues recovered modestly at the close of the second quarter, which was supported by merger speculation following New York Community Bancorp’s announced acquisition of Roslyn Bancorp.

The rally in the broader stock market combined with acquisition speculation in certain regional markets served to boost thrift issues higher at the beginning of the third quarter of 2003. Thrift issues traded in a narrow range through most of July, reflecting mixed earnings in the sector. Higher mortgage rates and strength in technology stocks pushed thrift stocks lower

RP Financial, LC.

Board of Directors

September 25, 2003

in early-August, as investors rotated into sectors that were expected to benefit from an economic recovery. After edging higher in mid-August, thrift stocks eased lower at the end of August on expectations that interest rates would continue to move higher as the economic recovery gained momentum. Merger activity and acquisition speculation in the thrift sector provided a boost to thrift prices in early-September. After easing lower into mid-September on data that showed a slow down in refinancing activity, thrift stocks strengthened following the Federal Reserve’s decision to leave interest rates unchanged at its mid September meeting. On September 19, 2003, the SNL Index for all publicly-traded thrifts closed at 1,336.0, an increase of 10.0% since May 16, 2003.

Similar to the performance of the SNL Index for all publicly-traded thrifts, the updated pricing measures for the Peer Group and all publicly-traded thrifts generally posted solid gains since the date of the original appraisal with the exception of the updated core P/E multiple reflected for the Peer Group. The decline indicated for the Peer Group’s reported P/E multiple and the comparatively lower increase indicated for the Peer Group’s core P/E multiple were the result of some of the Peer Group companies with relatively high P/E multiples of more than 20 times in the original appraisal exhibiting not meaningful (“NM”) P/E multiples based on market prices as of September 19, 2003. P/E multiples of greater than 30 times are reflected as NM and, therefore, are excluded in the calculation of the average P/E multiples indicated for the Peer Group and all publicly-traded thrifts (see Table 7). Overall, the Peer Group’s updated pricing measures continued to reflect a lower P/E multiple on a reported earnings basis, a higher P/E multiple on a core earnings basis and higher P/B and P/TB ratios than indicated for the comparable averages for all publicly-traded thrifts. Since the date of the original appraisal, all ten of the Peer Group companies were trading at higher prices as of September 19, 2003. A comparative pricing analysis of all publicly-traded thrifts, the Peer Group and recent conversions is shown in the following table, based on market prices as of the original appraisal date and the date of this update.

Average Pricing Characteristics

	At May 16, 2003		At Sept. 19, 2003		% Change
Peer Group(1)
Price/Earnings (x)	14.72	x	14.33	x	(2.6)%
Price/Core Earnings (x)	19.92		20.79		4.4
Price/Book (%)	147.60%		166.52%		12.8
Price/Tangible Book(%)	158.68		178.26		12.3
Price/Assets (%)	17.55		20.24		15.3
Avg. Mkt. Capitalization ($Mil)	$365.49		$416.23		13.9

RP Financial, LC.

Board of Directors

September 25, 2003

Average Pricing Characteristics(continued)

	At May 16, 2003		At Sept. 19, 2003		% Change
All Publicly-Traded Thrifts
Price/Earnings (x)	15.13	x	16.31	x	7.8%
Price/Core Earnings (x)	17.09		18.24		6.7
Price/Book (%)	141.54%		153.48%		8.4
Price/Tangible Book(%)	151.11		164.27		8.7
Price/Assets (%)	14.48		16.09		11.1
Avg. Mkt. Capitalization ($Mil)	$303.39		$364.82		20.3

Recent Conversions(2)
Price/Core Earnings (x)	NA		24.91	x	NA
Price/Book (%)	NA		124.55%		NA

(1)	The Peer Group’s pricing ratios exclude St. Francis Capital Corp. for both dates shown in the table, as the result of becoming the seller in an announced acquisition.
(2)	Ratios based on conversions completed for prior three months. There were no conversions of thrifts that were publicly-traded for the three month period ended May 16, 2003.

As set forth in the original appraisal, the “new issue” market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/tangible book (“P/TB”) ratio in that the P/TB ratio of a converting thrift will typically result in a discount to tangible book value whereas in the current market for existing thrifts the P/TB often reflects a premium to tangible book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

As shown in Table 5, one standard conversion offering has been completed during the past three months. The pro forma price/tangible book ratio of the recent standard conversion equaled 66.3%, while the pro forma core earnings multiple was not meaningful. One second-step conversion offering, Jefferson Bancshares, Inc. of Tennessee (“Jefferson”), was completed during the past three months, which is considered to be more relevant for purposes of Bank Mutual’s pro forma pricing. Jefferson’s closing pro forma price/tangible book ratio and core price/earnings multiple equaled 90.9% and 18.3 times, respectively. In general, second-step conversions tend to be priced at a higher P/TB ratio than standard conversions. We believe

RP Financial, LC.

Board of Directors

September 25, 2003

investors take into consideration their track records as public companies prior to conversion and their generally higher pro forma ROE measures relative to standard conversions in pricing their common stocks. Additionally, the higher P/TB ratio is facilitated by the lower percentage of stock sold in the public offering in comparison to a standard conversion offering in which 100% of the stock is sold. Jefferson’s stock price increased 25.0% during its first week of trading as a fully converted company.

Shown in Table 6 are the current pricing ratios of Jefferson, which has been the only publicly-traded offering completed during the past three months. Based on Jefferson’s closing market price as of September 19, 2003, Jefferson’s P/TB ratio equaled 124.55% and core P/E multiple equaled 24.91 times. As of the date of the original appraisal, no conversion offerings of publicly-traded thrifts had been completed for the prior three months for comparison purposes.

As set forth in the original appraisal, RP Financial’s analysis of stock market conditions also considered recent trading activity in Bank Mutual’s stock. From the date of the original appraisal date of May 16, 2003 to September 19, 2003, the Company’s stock price increased from $30.01 per share to $40.05 per share, an increase of 33.4%.

4.	Results of the Offering

Bank Mutual’s stock offering commenced on July 31, 2003 and terminated on September 5, 2003. The total takedown of the offering amounted to $504,646,680, based on orders received for 50,464,668 shares at $10.00 per share. There were 7,765 orders received for the Company’s stock. Orders from Eligible Account Holders accounted for the largest portion of the orders, which included most of the professional investor orders as well. Based on information provided by Ryan Beck & Co. (“Ryan Beck”), there were 236 orders for the maximum order amount of $1.0 million, which totaled $236.0 million or 46.8% of the total takedown. The prospectus indicated that intended purchases by the Board, executive officers and their associates totaled $650,000. A preliminary distribution summary of the orders received, as provided by the selling agent Ryan Beck, is shown in the table below.

Category	Shares Ordered	Number of Orders	Average Shares Ordered	Percent of Total Orders
Eligible Acct. Holders	42,747,138	6,517	6,5559	84.71%
BKMU 401k(1)	198,438	1	198,438	0.39
Supplement Eligible Acct. Holders	5,390,770	588	9,168	10.68
Other Members	64,235	43	1,494	0.13
Community	2,064,087	616	3,351	4.09

Total	50,464,668	7,765	6,499	100.00%

(1)	Reflects total employee orders purchased through Bank Mutual 401(k).

RP Financial, LC.

Board of Directors

September 25, 2003

Summary of Adjustments

In the original appraisal, we made the following adjustments to Bank Mutual’s pro forma value based upon our comparative analysis to the Peer Group:

Key Valuation Parameters:	PreviousValuation Adjustment
Financial Condition	Slight Upward
Profitability, Growth and Viability of Earnings	Slight Downward
Asset Growth	No Adjustment
Primary Market Area	Slight Downward
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	No Adjustment
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

The factors concerning the valuation parameters of primary market area, dividends, liquidity of the shares, management and effect of government regulations and regulatory reform did not change since the original appraisal. Accordingly, those parameters were not discussed further in this update.

In terms of financial condition, the slight upward valuation adjustment applied for the Company’s financial condition in the original appraisal remained appropriate, based on the Company’s more favorable credit quality, balance sheet liquidity and pro forma capital strength. No adjustment remained appropriate for the Company’s updated asset growth, as the Company’s less favorable historical asset growth continued to be offset by its greater pro forma leverage capacity. The Company’s lower reported earnings and, in particular lower return on equity, continued to warrant a slight downward valuation adjustment for earnings.

The general market for thrift stocks was higher since the date of the original appraisal, as indicated by the increase recorded in the SNL Index for all publicly-traded thrifts. Similarly, the pricing measures for the Peer Group and for all publicly-traded thrifts were higher since the date of the original appraisal. Activity in the new issue market has been limited, but the recent offerings that have been completed have been well received and have traded above their IPO prices in initial trading activity. The one recent second-step conversion offering that has been completed since the original appraisal was oversubscribed and is currently trading above its IPO price. We have also considered the trading activity in Bank Mutual’s stock since the date of the original appraisal and that the current trading price reflected an increase of 33.4% from its trading price as of May 16, 2003. Total orders received in Bank Mutual’s offering came in above the super maximum of the offering range, which was supported by a high degree of professional interest in the offering. Accordingly, a moderate upward valuation adjustment was applied for marketing of the issue in this updated appraisal.

RP Financial, LC.

Board of Directors

September 25, 2003

Overall, taking into account the foregoing factors, we believe that an increase in the Company’s estimated pro market value as set forth in the original appraisal is appropriate.

Valuation Approaches

In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing Bank Mutual’s to-be-issued stock — price/earnings (“P/E”), price/book (“P/B”), and price/assets (“P/A”) approaches — all performed on a pro forma basis including the effects of the conversion proceeds.

In computing the pro forma impact of the conversion and the related pricing ratios, the valuation parameters for effective tax rate and stock benefit plan assumptions utilized in the original appraisal did not change in this update. The reinvestment rate was updated, based on Bank Mutual’s average yield on interest-earning assets and average cost of deposits for the six months ended June 30, 2003. Offering expenses were revised to be consistent with the offering expenses set forth in the prospectus supplement.

Consistent with the original appraisal, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Also consistent with the original appraisal, this updated appraisal incorporates a “technical” analysis of recently completed conversions, including principally the P/B approach which (as discussed in the original appraisal) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

RP Financial also considered the trading price of Bank Mutual’s stock, which had a closing price of $40.05 per share as of September 19, 2003, an increase of 33.4% from its closing price as of May 16, 2003.

The Company has adopted Statement of Position (“SOP” 93-6) which causes earnings per share computations to be based on shares issued and outstanding excluding shares owned by an ESOP where there is not a commitment to release such shares. For the purpose of preparing the pro forma pricing tables and exhibits, we have reflected all shares issued in the offering including shares purchased by the ESOP as outstanding to capture the full dilutive impact of such stock to the Company’s shareholders. However, we have considered the impact of the Company’s adoption of SOP 93-6 in the determination of Bank Mutual’s pro forma market value.

Based on the foregoing, we have concluded that an increase in Bank Mutual’s value is appropriate. Therefore, as of September 25, 2003, the aggregate pro forma market value of Bank Mutual’s stock has been increased to $594,333,780 at the midpoint of the valuation range. The midpoint and resulting valuation range is based on the sale of a 52.24% ownership interest to the public, which provides for a $310,500,000 public offering at the midpoint.

RP Financial, LC.

Board of Directors

September 25, 2003

1. P/E Approach. In applying the P/E approach, RP Financial’s valuation conclusions considered both reported earnings and a recurring or “core” earnings base, that is, earnings adjusted to exclude any one time non-operating and extraordinary items, plus the estimated after tax earnings benefit from reinvestment of net stock proceeds. The Company’s reported earnings, incorporating the reinvestment of $94,000 of MHC assets at the after-tax reinvestment rate of 2.63%, equaled $24.294 million for the twelve months ended June 30, 2003. In deriving Bank Mutual’s core earnings for purposes of this valuation, the only adjustment made to reported earnings were to eliminate gains on the sale of loans and investments, which equaled $8.2 million and $130,000, respectively, for the twelve months ended June 30, 2003. As shown below, on a tax effected basis, assuming application of an effective marginal tax rate of 35.0% to the gains eliminated, the Company’s core earnings were determined to equal $18.904 million for the twelve months ended June 30, 2003. (Note: see Exhibit 2 for the adjustments applied to the Peer Group’s earnings in the calculation of core earnings).

Amount
($000)
Net income	$24,294
Gain on sale of investments(1)	(84)
Gain on sale of loans(1)	(5,306)

Core earnings estimate	$18,904

(1)	Tax effected at 35.0%.

Based on Bank Mutual’s reported and estimated core earnings, incorporating the impact of the pro forma assumptions discussed previously, the Company’s reported and core P/E multiples at the updated midpoint value of $594.3 million equaled 19.56 times and 23.78 times, respectively. The Company’s updated reported and core P/E multiples provided for premiums of 36.5% and 14.4% relative to the Peer Group’s average reported and core P/E multiples of 14.33 times and 20.79 times, respectively (versus a premium of 14.9% and a discount of 5.4% relative to the Peer Group’s average reported and core P/E multiples as indicated in the original appraisal). The implied premiums reflected in the Company’s pro forma reported and core P/E multiples take into consideration the Company’s resulting pro forma P/B ratio. The Company’s implied conversion pricing ratios relative to the Peer Group’s pricing ratios are indicated in Table 7, and the pro forma calculations are detailed in Exhibits 3 and 4.

2. P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, with the greater determinant of long term value being earnings. In applying the P/B approach, we considered both reported book value and tangible book value. The Company’s pre-conversion book value was adjusted to include $94,000 of equity held at the MHC level, which will be consolidated with the Company’s capital as a result of the conversion. Based on the $594.3 million updated midpoint value, the Company’s P/B and P/TB ratios equaled 96.58% and 106.62%, respectively. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 166.52% and 178.26%, respectively, Bank Mutual’s updated

RP Financial, LC.

Board of Directors

September 25, 2003

ratios were discounted by 42.0% and 40.2% (versus discounts of 37.8% and 35.6% from the Peer Group’s P/B and P/TB ratios as indicated in the original appraisal).

In addition to the fundamental analysis applied to the Peer Group, RP Financial utilized a technical analysis of the recent standard conversion and second-step offering pricing characteristics at closing and in the aftermarket. As indicated in the original appraisal, the pricing characteristics of the recent conversion and second-step offerings are not the primary determinate of value. Consistent with the original appraisal, particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the conversion funds (i.e., external funds versus deposit withdrawals). The one standard conversion offering completed within the past three months closed at an average P/TB ratio of 66.3% and appreciated 20.0% during the first week of trading.

The one recently completed second-step conversion offering closed at a price/tangible book ratio of 90.9% and its trading price increased 25.0% during the first week of trading as a fully converted company. In comparison, the Company’s P/TB ratio of 106.6% at the updated midpoint value reflects an implied premium of 17.3% relative to the closing P/TB ratio of Jefferson’s second-step conversion offering. In comparison to Jefferson’s current aftermarket P/TB ratio of 124.6%, the Company’s P/TB ratio at the updated midpoint value reflects an implied discount of 14.4%.

3. P/A Approach. P/A ratios are generally not as a reliable indicator of market value, as investors do not place significant weight on total assets as a determinant of market value. Investors place significantly greater weight on book value and earnings — which have received greater weight in our valuation analysis. At the $594.3 million updated midpoint value, Bank Mutual’s pro forma P/A ratio equaled 18.82%. In comparison to the Peer Group’s average P/A ratio of 20.24%, Bank Mutual’s P/A ratio indicated a discount of 7.0% (versus a discount of 1.4% at the midpoint valuation in the original appraisal).

Valuation Conclusion

Our analysis indicates that Bank Mutual’s estimated pro forma market value should be increased from the midpoint as set forth in the original appraisal. Accordingly, it is our opinion, as of September 25, 2003, the estimated aggregate pro forma market value of the Company, inclusive of the sale of the MHC’s ownership interest to the public shareholders was $594,333,780 at the midpoint. Based on this valuation and the approximate 52.24% ownership interest being sold in the public offering, the midpoint value of the Company’s stock offering is $310,500,000, equal to 31,050,000 shares at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range indicates a minimum offering value of $263,925,000 and a maximum offering value of $357,075,000. Based on the $10.00 per share offering price, this valuation range equates to an offering of 26,392,500 shares at the minimum and 35,707,500 shares at the maximum. In the event the appraised value is subject to an increase, the offering range may be increased up to a supermaximum value of $410,636,250 without requiring a

RP Financial, LC.

Board of Directors

September 25, 2003

resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in an offering of 41,063,625 shares. The pro forma valuation calculations relative to the Peer Group are shown in Table 7 and are detailed in Exhibit 3 and Exhibit 4. In light of the increase in the valuation range, Bank Mutual’s offering will be resolicited.

Establishment of the Exchange Ratio

OTS regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange their shares of the Company’s common stock for newly issued shares of Bank Mutual as a fully converted company. The Board of Directors of the MHC has independently determined the exchange ratio. The determined exchange ratio has been designed to preserve the current aggregate public ownership percentage in Bank Mutual equal to 47.76% as of June 30, 2003. Pursuant to this formula, the exchange ratio to be received by the existing minority shareholders of Bank Mutual will be determined at the end of the offering based on the total number of shares sold in the subscription and community offerings. As shown in Table 7, the exchange ratio for the minority shareholders would be 2.3579 shares, 2.7740 shares, 3.1901 shares and 3.6686 shares at the minimum, midpoint, maximum and supermaximum of the offering range, respectively. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the minority stockholders or on the proposed exchange ratio.

Respectfully submitted,

RP FINANCIAL, LC.

/S/ WILLIAM E. POMMERENING

William E. Pommerening Chief Executive Officer

/S/ GREGORY E. DUNN

Gregory E. Dunn Senior Vice President